APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

#	Account	2019 KASHOO	2019 ROUNDED ADJUSTED	
Income				
4010	Catering Income	$16,466.50	$16,467.00	
4100	Interest Income	$0.46	$0.00	
4900	Other Income	$3,127.99	$3,128.00	
4000	Sales Income	$177,610.13	$177,610.00	
4300	Tips	$13,090.85	$13,091.00	
	Total Income	$210,295.93	$210,296.00	
Cost of Goods Sold			$0.00	
5020	Cost of Goods Sold - Allocated at Business Purchase	$2,500.00	$2,500.00	
5040	Cost of Goods Sold - Catering	$6,514.09	$6,514.00	
5010	Cost of Goods Sold - Consumables	$8,433.52	$8,434.00	
5030	Cost of Goods Sold - Delivery	$104.00	$104.00	
5000	Cost of Goods Sold - Food	$57,305.75	$57,306.00	
	Inventory at year end		$1,500.00	
	Total Cost of Goods Sold	$74,857.36	$73,358.00	
	Gross Profit	$135,438.57	$136,938.00	
Expenses				
	Compensation of Officers			
	Other Deductions			
	Taxes and Licenses			
5500	Advertising & Marketing Expense	$3,659.59	$3,660.00	
5001	Amortization	$1,444.00	$1,444.00	
5520	Bank Charges & Interest Expense	$97.00	$97.00	
6000	Charitable expenses	$25.00	$25.00	To K1 directly
5540	Contractor Expense	$4,833.68	$4,834.00	
5930	De Minimus Equipment		$0.00	
5580	Insurance Expense	$1,481.20	$1,481.00	
5585	Interest Paid	$85.98	$86.00	
5590	Licences and Fees	$895.00	$895.00	
5595	Linen Service	$1,587.83	$1,588.00	
5600	Meals & Entertainment Expense	$5.00	$5.00	
5530	Merchant Fees	$3,714.29	$3,714.00	
5535	Merchant Square Capital Fees	$1,335.20	$1,335.00	
5620	Office Expense	$1,419.26	$1,419.00	
5900	Other Expense	$238.71	$239.00	
5800	Payroll - Employees	$74,855.98	$74,856.00	
5810	Payroll - Taxes	$12,443.08	$12,443.00	

5680	Rent Expense	$35,125.00	$35,125.00
5700	Repairs & Maintenance Expense	$4,399.90	$4,400.00
5740	Telecommunications/Internet Expense	$1,274.56	$1,275.00
5760	Utilities Expense	$6,097.42	$6,097.00
5780	Vehicle Expense	$2,380.54	$2,381.00
	Total Expenses	$157,398.22	$157,399.00
	Net Income	-$21,959.65	-$20,461.00
			Reconciles Schedule M-2

Balance Sheet
Tween The Tides

#	Account	Dec 31, 2019
Assets		
Current Assets		
Cash		
1000	Cash	$0.00
1500	Square Clearing	$0.00
1020	TD Checking	$313.05
1040	TD Savings	$0.00
Total Cash		**$313.05**
Unpaid Invoices		
1100	Accounts Receivable	$0.00
Total Unpaid Invoices		**$0.00**
Total Current Assets		**$313.05**
Fixed Assets		
1300	Furniture & Equipment	$76,423.95
Total Fixed Assets		**$76,423.95**
Other Assets		
1700	Goodwill	$31,056.00
1600	Security Deposit	$2,500.00
Total Other Assets		**$33,556.00**
Total Assets		**$110,293.00**
Liabilities & Equity		
Liabilities		
Current Liabilities		
Unpaid Bills		
2100	Accounts Payable	$0.00
Total Unpaid Bills		**$0.00**
Taxes		
2201	State and Local Meals Tax * Ptown Payable	$0.00
Total Taxes		**$0.00**
Other		
2300	Deposits from Customers	$2,341.96
2450	Line of Credit	$25,000.00
2460	Square Capital Loan Outstanding	$5,859.61
2500	Square Gift Card	$250.94
Total Other		**$33,452.51**
Total Current Liabilities		**$33,452.51**
Long Term Liabilities		
2410	Business Purchase Loan	$97,457.99

Total Long Term Liabilities		$97,457.99
Total Liabilities		**$130,910.50**
Equity		
Equity from Earnings		
Net Income		$-21,959.65
Total Equity from Earnings		**$-21,959.65**
Other Equity		
3010	Contributed Capital	$1,342.15
Total Other Equity		**$1,342.15**
Total Equity		**$-20,617.50**
Total Liabilities & Equity		**$110,293.00**

Created on February 16, 2020

Income Statement

Tween The Tides

(Report Generated: February 25, 2021)

#	Account	2020
	Income	
4010	Catering Income	$37,675.00
4100	Interest Income	$16.67
4900	Other Income	$120,404.45
4000	Sales Income	$220.00
4300	Tips	$7,246.35
	Total Income	$165,562.47
	Cost of Goods Sold	
5020	Cost of Goods Sold - Allocated at Business Purchase	$48.88
5040	Cost of Goods Sold - Catering	$240.00
5010	Cost of Goods Sold - Consumables	$155.00
5030	Cost of Goods Sold - Delivery	$0.00
5000	Cost of Goods Sold - Food	$92,210.93
5050	Costs of Goods Sold - The Club	$12,526.63
	Total Cost of Goods Sold	$105,181.44
	Gross Profit	$60,381.03
	Expenses	
5500	Advertising & Marketing Expense	$1,357.10
5001	Amortization	$2,167.00
5520	Bank Charges & Interest Expense	$277.40
6000	Charitable expenses	$0.00
5540	Contractor Expense	$12,914.80
5930	De Minimus Equipment	$2,802.57
5580	Insurance Expense	$3,817.13
5585	Interest Paid	$241.50
5590	Licences and Fees	$926.00
5595	Linen Service	$550.31
5600	Meals & Entertainment Expense	$0.00
5530	Merchant Fees	$8.83
5535	Merchant Square Capital Fees	$395.34
5620	Office Expense	$1,120.04
5900	Other Expense	$0.00
5800	Payroll - Employees	$42,038.28
5810	Payroll - Taxes	$16,358.00
5680	Rent Expense	$25,762.50
5700	Repairs & Maintenance Expense	$3,008.78
5740	Telecommunications/Internet Expense	$429.77
5720	Travel Expense	$59.00
5760	Utilities Expense	$1,369.74
5780	Vehicle Expense	$0.00
	Total Expenses	$115,604.09
	Net Income	$-55,223.06


Balance Sheet

Tween The Tides

(Report Generated: February 25, 2021)


#	Account	Dec 31, 2020
	Assets	
	Current Assets	
	Cash	
1040	3519 - TD Savings	$2,163.33
1021	3554 - TD Catering Wire Account	$91.61
1020	9371 - TD Checking	$7,734.52
1000	Cash	$0.00
1500	Square Clearing	$0.00
1010	Undeposited Funds	$0.00
	Total Cash	$9,989.46
	Unpaid Invoices	
1100	Accounts Receivable	$0.00
	Total Unpaid Invoices	$0.00
	Total Current Assets	$9,989.46
	Fixed Assets	
1300	Furniture & Equipment	$76,423.95
	Total Fixed Assets	$76,423.95
	Other Assets	
1700	Goodwill	$28,889.00
1600	Security Deposit	$2,500.00
	Total Other Assets	$31,389.00
	Total Assets	$117,802.41
	Liabilities & Equity	
	Liabilities	
	Current Liabilities	
	Unpaid Bills	
2100	Accounts Payable	$-317.00
	Total Unpaid Bills	$-317.00
	Taxes	
2201	State and Local Meals Tax * Ptown Payable	$0.00
	Total Taxes	$0.00
	Other	
2300	Deposits from Customers	$0.00
2450	Line of Credit	$25,835.00
2440	PPP Funds	$28,713.50
2460	Square Capital Loan Outstanding	$3,745.43
2500	Square Gift Card	$250.94
	Total Other	$58,544.87
	Total Current Liabilities	$58,227.87

	Long Term Liabilities	
2410	Business Purchase Loan	$97,457.99
2470	SBA Loan	$68,400.00
	Total Long Term Liabilities	$165,857.99
	Total Liabilities	$224,085.86
	Equity	
	Equity from Earnings	
	Net Income	$-55,223.06
3000	Retained Earnings	$-21,959.65
	Total Equity from Earnings	$-77,182.71
	Other Equity	
3010	Contributed Capital	$-29,100.74
	Total Other Equity	$-29,100.74
	Total Equity	$-106,283.45
	Total Liabilities & Equity	$117,802.41

I, Bethany Gregory, certify that:

1. The financial statements of Tween the Tides included in this Form are true and complete in all material respects; and
2. The tax return information of Tween the Tides included in this Form reflects accurately the information reported on the tax return for Tween the Tides for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Bethany Gregory*

Name: Bethany Gregory

Title: Owner/shareholder